Exhibit 21.1

SELECT INTERIOR CONCEPTS, INC.

List of Subsidiaries

Name of Subsidiary	State of Formation, Organization, or Incorporation	Fictitious Name (if any)
AG Holdco (SPV) LLC	Delaware	—
Architectural Granite & Marble, LLC	Delaware	AG&M
Architectural Surfaces Group, LLC	Delaware	ASG
Casa Verde Services, LLC	Delaware	Greencraft, Greencraft Designs
Greencraft Holdings, LLC	Arizona	Greencraft
Greencraft Interiors, LLC	Arizona	Greencraft
Greencraft Stone and Tile LLC	Arizona	Greencraft
L.A.R.K. Industries, Inc.	California	Residential Design Services
Pental Granite and Marble, LLC	Washington	Pental
Residential Design Services, LLC	Delaware	RDS
SIC Intermediate, Inc.	Delaware	—